UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR

15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO.

02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33 3 0026253 9

PUBLICLY-HELD COMPANY

Notice to the Market

Payment of Dividends

Tele Norte Leste Participações S.A. (“Company”) announces to its Shareholders and the market in general, in conjunction with the Notice to Shareholders filed on the CVM’s IPE system on April 28, 2011 and published in the newspapers Diário Oficial do Estado do Rio de Janeiro and Valor Econômico on May 2, 2011, that the amount of dividends declared on April 28, 2011, as adjusted until their effective date of payment, will be as follows:

I. Payment: the dividends will be adjusted from January 1, 2011 to their effective date of payment, subject to variations in the Reference Rate (TR - Taxa Referencial).

Amount on January 1, 2011		Adjusted as of May 6, 2011
Total Amount	R$339,081,983.17	Total Amount	R$340,311,283.23
Amount per common share	R$0.591035288053	Amount per common share	R$0.593178013865
Amount per preferred share	R$0.812537447268	Amount per preferred share	R$0.815483201941

Rio de Janeiro, May 3, 2011.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Julio Cesar Fonseca
Name: Julio Cesar Fonseca
Title: Officer

By:	/s/ Maxim Medvedovsky
Name: Maxim Medvedovsky
Title: Officer